BEAZER HOMES USA, INC.

1000 ABERNATHY ROAD, SUITE 260

ATLANTA, GEORGIA 30328

May 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Beazer Homes USA, Inc.

Registration Statement on Form S-3

File No.: 333-238487

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Beazer Homes USA, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-238487) (the “Registration Statement”) to 4:00 p.m., Washington, D.C. time, on Thursday, May 28, 2020, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Elizabeth A. Morgan at (212) 556-2351, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

/s/ Keith L. Belknap
Keith L. Belknap
Executive Vice President and
General Counsel